REPUBLIC POWER GROUP LTD.

September 27, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Charli Gibbs-Tabler
Jan Woo
Megan Akst
Christine Dietz

Re:	Republic Power Group Ltd.
Amendment No.8 to Registration Statement on Form F-1
Filed September 22, 2023
File No. 333-266256

Ladies and Gentlemen:

This letter is in response to the letter dated September 26, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Republic Power Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 9 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 8 to Form F-1 filed September 22, 2023

Cover page

1.	Please revise the Offering Price table on the cover to include the “non-accountable expense allowance” of 1% of the gross proceeds of the offering.

Response: In response to Staff’s comment, we have updated our disclosure on the cover page and page 94 to include the “non-accountable expense allowance” of 1% of the gross proceeds of the offering.

Exhibits

Consent of Friedman LLP, page 23.1

2.	Please revise to include a currently dated consent of your independent auditor. See guidance in Item 601(b)(23) of Regulation S-K.

Response: In response to Staff’s comment, we have included a currently dated consent of our independent auditor as exhibit 23.1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsels, Joan Wu, Esq. and Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208 and (212) 530-2206, respectively.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer

Joan Wu, Esq.

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC